FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April 2018

Commission File Number: 001-14930

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X             Form 40-F ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......             No    X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

This Report on Form 6-K (including the exhibit hereto) (this “Form 6-K”) is hereby incorporated by reference in the following HSBC Holdings plc (the “Company”) registration statements: Registration Statement on Form F-3 (Nos. 333-92024, 333-135007, 333-158065, 333-180288, 333-202420, 333-223191), Registration Statement on Form F-4 (No. 333-126531) and Registration Statements on Form S-8 (Nos. 333-103887, 333-104203, 333-109288, 333-113427, 333-127327, 333-143639, 333-145859, 333-155338, 333-162565, 333-170525, 333-176732, 333-183806, 333-197839, 333-220458).

Explanatory Note

The shareholders of the Company have approved certain amendments to the Company’s Articles of Association with effect from the conclusion of the Company’s Annual General Meeting held on April 20, 2018. A copy of the Articles of Association, marked to show all approved changes, is filed as an exhibit to this Form 6-K. The principal changes to the Company’s Articles of Association are summarized in Appendix 4 to the Company’s Notice of Annual General Meeting, which is available on the Company’s website (www.hsbc.com/agm).

Neither the website referred to in this Form 6-K nor any of the information contained on such website is incorporated by reference in this Form 6-K.

Amendments to Registration Statements on Form F-3

In order to reflect the amendments to the Articles of Association, the following amendments are made to the Registration Statements on Form F-3 with file numbers 333-202420 and 333-223191:

With respect to the section entitled “Description of Ordinary Shares”:

•	In the subsection entitled “Voting”:

The first sentence of the third paragraph thereunder is amended and restated in its entirety as follows:

“Subject to the restrictions referred to under “⸺Restrictions on Voting” and any special voting rights or restrictions attached to any class of shares, ordinary resolutions will be decided on a show of hands by a simple majority of shareholders present and voting at the meeting where each shareholder has one vote, regardless of the number of shares held, unless a poll is demanded; provided that a resolution put to the vote at a general meeting held partly by means of an electronic facility or facilities will be decided on a poll.”

The following text is added to the start of the sixth paragraph thereunder:

“In relation to each general meeting, the board may determine the means of attendance at and participation in the meeting, including whether those persons entitled to attend may do so partly by simultaneous attendance and participation at a physical place, and partly by means of an electronic facility or facilities.”

•	In the subsection entitled “Disclosure of Interests in Shares,” the reference to “Article 85” is amended to refer to “Article 84.”

•	In the subsection entitled “Untraced Shareholders”

The first sentence of the first paragraph thereunder is amended and restated in its entirety as follows:

“HSBC Holdings may sell any shares of a holder on death, bankruptcy or otherwise by operation of law (including any further shares issued in respect of those shares), provided that during the period of 12 years before an advertisement to sell the shares is published, at least three dividends were payable with respect to the shares.”

The last sentence of the last paragraph thereunder is amended and restated in its entirety as follows:

“After selling the shares, HSBC Holdings will not be liable to the person who would have been entitled to the shares for the proceeds of sale, and HSBC Holdings may use the money for such good causes as the board sees fit.”

Reference to “Article 167.3” is amended to refer to Article “165.3.”

With respect to “Item 8: Indemnification of Directors and Officers,” references to “Article 173.1” are amended to refer to “Article 171.1.”

Exhibit Index

Exhibit No.     Description

3	Articles of Association of HSBC Holdings plc as of April 20, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

/s/	Mark E Tucker
Name:	Mark E Tucker
Title:	Non-Executive Group Chairman
Date	20 April 2018